SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      ✓

This Report contains a copy of the following:

(1) The Press Release issued on February 26, 2010.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Obtains 17.2 Billion USD in Bank Financing

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has obtained 17.2 billion USD in long-term bank financing enabling the Company to fully refinance its original 54 billion USD senior acquisition facilities. The new financing consists of a 13 billion USD facility agreement that provides for an 8 billion USD 5-year revolving credit facility and a 5 billion USD 3-year term facility. In addition, the Company has obtained 4.2 billion USD in long term bilateral facilities.

Felipe Dutra, CFO of Anheuser-Busch InBev, said “We are pleased to have completed the refinancing of our original acquisition facility less than 16 months after the closing of the acquisition of Anheuser-Busch. The new credit facilities allow the Company to further extend its debt maturities while building additional liquidity, thus enhancing its credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants. In addition, we are also honored to have the renewed support of our close relationship banks and will continue our journey towards the below 2.0x net debt to EBITDA leverage target which remains an ongoing top priority for our Company.”

In connection with the new credit facilities, Anheuser-Busch InBev is also simplifying the guarantor structure that was put in place at the time of the Anheuser-Busch acquisition so that subsidiary guarantees are only being provided for the new facilities by the Company’s most significant subsidiaries, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies Inc., Brandbrew SA, and Cobrew NV/SA. The subsidiary guarantor structure for the outstanding capital markets debt issued by the Company or its subsidiaries since the time of the Anheuser-Busch acquisition will also be simplified to match the subsidiary guarantors for the new credit facilities.

As a direct consequence of these transactions, finance costs in 1Q10 and 2Q10 will include incremental non-cash accretion expenses of 29 million USD and 157 million USD, respectively, in addition to a one-time negative mark-to-market adjustment estimated to be approximately 150 million USD for each of 1Q10 and 2Q10, as the interest rate swaps hedging on 5.2 billion USD of the original acquisition facility will no longer be effective. The estimated negative mark-to-market impact is subject to interest rate volatility and will be determined at the time of the execution of related transactions. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

Dutch and French versions of this press release will be posted on www.ab-inbev.com as soon as possible.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of well over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in 25 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: February 26, 2010	By:	/S/ B. LOORE
	Name:	B. Loore
	Title:	VP Legal Corporate